United States Securities and Exchange Commission
Washington D.C. 20549
Division of Corporation Finance

RE:	Willamette Valley Vineyards, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 27, 2012 File No. 000-21522

Dear Tia L. Jenkins,

This letter has been prepared in response to the comments you made in your letter to us dated November 5, 2012. Based on and in response to your comments, our future filings will be revised to include the requested disclosures as follows:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

2011 Compared to 2010, page 22

1.
We note you do not provide a detailed discussion of why cost of sales decreased 18%. Please provide draft disclosure, to be included in future filings, that addresses and quantifies each factor that contributed to the decrease in cost of sales from 2011 to 2010.

Management Response: Cost of Sales was $7,944,935 and $9,679,414 for the years ended December 31, 2011 and 2010, respectively.  This represents a decrease of $1,734,779 or 17.9%.  Approximately 45% of this reduction can be attributed to the reduction in wine sales, 22% can be attributed to improvements in the margins on wine sales due to efficiencies in growing and processing the grapes, 20% is attributable to reductions in low margin bulk wine sales, and 13% is attributable to other causes.

Note 1 – Summary of Operations, Basis of Presentation and Significant Accounting Policies, page 31

Organization and Operations, page 31

2.	With regards to your new distribution agreement with Young’s Market Company, please provide draft disclosure, to be included in future filings, that address the following:

•
Disclose the terms of this arrangement. At December 31, 2011, you have recorded on your balance sheet a distribution agreement receivable and deferred revenue – distribution agreement. Please discuss the nature of this agreement and include a policy note regarding how these account balances were generated and your method for recognizing costs and recording revenues related to this agreement; and

Management Response: Effective September 1, 2011, the Company entered into an agreement with Young’s Market Company for distribution of Company-produced wines in Oregon and Washington.   The terms of this contract include exclusive rights to distribute Willamette Valley Vineyard’s wines in Oregon and Washington for seven  years.  In an effort to facilitate the transition with as little disruption as possible, Young’s Market Company has agreed to compensate Willamette Valley Vineyards for ongoing Oregon sales and branding efforts.  As a result, the Company is due to receive $250,000 per year starting on September 2011 for each of the next four years for a total of $1,000,000. As of December 31, 2011 the Company has recorded a distribution agreement receivable in the amount of $750,000, with $250,000 being current  and $500,000 being long-term in nature based on the payment due dates.  The total amount of $1,000,000 to be received by the Company related to this agreement is being recognized as revenue on a straight line basis over the seven year life of the agreement. For the year ended December 31, 2011, the Company has recognized revenue related to this agreement in the amount of $47,619, recorded to other income.

•
On page 45 you disclose the change from distributing wine internally with Bacchus Distribution to an outside third party will increase the Company’s gross margin as you will no longer sell low margin purchased wine products and will also reduce operating expenses. Please explain specifically, in Management’s Discussion and Analysis, how this new arrangement will increase margins and reduce operating expenses as well as disclose any other impact (i.e. liquidity, revenue and deferred revenue, taxes) you anticipate having from this new arrangement.

Management Response: Management believes cessation of self-distribution activity, and utilization of Young’s Market Company to distribute Company-produced wines in Oregon, will result in increased gross margins by eliminating the sale of low-margin, purchased wines.  In 2011, purchased wine sales account for approximately 20% of total sales.  These sales generated a gross margin of approximately 19%.  The remaining 80% of sales were generated primarily through the sale of Company-produced wine, and generated a gross margin of approximately 56%.  In 2011, the overall Company gross margin was 49%.  By eliminating the sale of purchased wines from Company operations, Management expects Company gross margins to approach 56%.

Management believes cessation of self-distribution activity, and utilization of Young’s Market Company to distribute Company-produced wines in Oregon, will reduce operating expenses.  In 2011, total selling, general and administrative expenses were $6,216,833.  Of this, $1,148,825 is attributable to self-distribution activities.  Management expects that with the elimination of self-distribution activities, most of these operating expenses will be eliminated.  Management expects to incur selling, general and administrative expenses of approximately $5,200,000 during 2012.

At December 31, 2011, purchased wine inventory balance was $612,989.  Management expects to liquidate this inventory at or above cost during 2012.  There are no other balance sheet amounts related to the cessation of self-distribution activities that are expected to have a material impact on future financial performance.

Revenue Recognition, page 34

3.
We note your disclosure of promotions and rebates given to customers. Please provide draft disclosure to be included in future filings, that expands your accounting policy regarding these incentive programs, the amounts recognized in the income statement and the line item(s) in which amounts are recognized. Cite the authoritative guidance that supports your accounting treatment.

Management Response: The Company has price incentive programs with our distributors to encourage product placement and depletions.  In accordance with FASB ASC 605-50, Revenue Recognition - Customer Payments and Incentives, when recording a sale to the customer, an incentive program liability is recorded to accrued liabilities and sales are reported net of incentive program expenses.  Incentive program payments are made when completed incentive program payment requests are received from customers.  Incentive payment to a customer reduces the incentive program accrued liability. For the years ended December 31, 2011 and 2010, the Company recorded incentive program expenses of $599,004 and $577,547, respectively, as a reduction in sales on the income statement. As of December 31, 2011 and 2010, the Company has recorded an incentive program liability in the amount of $91,449 and $78,828, respectively, which is included in accrued expenses on the balance sheet.

Note 11- Commitments and Contingencies, page 42

Operating Leases, page 43

4.
We note you entered into long-term grape purchase contracts in 2005 and 2006 to purchase 100% of grape crops produced at a fixed price through 2015 and 2016. You disclose the maximum payment obligation of $1,500,000 per year, however, you cannot calculate the minimum payment for grape purchases in any given year. Please tell us, for each year presented how much you have paid for grapes under these contracts. Tell us how these contracts relate to grapes payable balances recorded on your balance sheet and presented in your contractual obligation table. Please provide draft disclosure to be included in future filings that addresses the nature of these contracts, how you account for these contracts, the timing of when you record purchases and how these contracts impact cash flow and operations in your results of operations liquidity disclosure in Management’s Discussion and Analysis. Ensure your disclosure also addresses when you determine that payment is due to the grape grower and how you estimate the amount due.

Management Response: Grapes are typically harvested and received in October of the vintage year.  Upon receipt, the grapes are weighed, and a quality analysis is performed to ensure the grapes meet the standards set forth in the purchase contract.  Based on the amount of qualifying grapes received, the full amount payable to the grower is recorded to the grapes payable liability account.  Approximately 50% of the grapes payable amount is due in November of the vintage year.  The remaining amount is due in March of the following year.  The grapes are processed into wine, which is typically bottled and available for sale between 5 months and 2 years from date of harvest.

The Company paid $244,703 and $597,522 for grapes purchased through long-term contracts during the years ended December 31, 2011 and 2010, respectively.  The Company received $262,411 and $264,072 worth of grapes from long-term contracts during the years ended December 31, 2011 and 2010, respectively.  Grapes payable includes $134,296 and $147,796 of grapes payable from long-term contracts as of December 31, 2011 and 2010, respectively.

Acknowledgements:

Willamette Valley Vineyards, Inc. acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments after reviewing our responses. Please feel free to contact the undersigned with any questions.

Sincerely,

/s/ Jim Voss

Jim Voss
Controller
Willamette Valley Vineyards, Inc.